

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 16, 2018

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

Re: **Bloom Energy Corporation**
Amendment No. 8 to
Draft Registration Statement on Form S-1
Submitted March 26, 2018
CIK No. 0001664703

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1.	If the seven industries mentioned in your response to prior comment 2 represent your primary markets, revise your disclosure here and on page 129-130 to make clear the significance of each market to your overall results. Likewise, revise your disclosure of case studies added on page 130-131 to indicate how you chose the customers to highlight, how they are "typical deployments," and whether the disclosed results and benefits are typical.

2.	If you elect to highlight your customers in your summary, please highlight with equal prominence the extent of your reliance on two customers as mentioned on page 65.

Ratable Value of Contracts Accepted in the Period, page 61

3.   Revise to disclose how each of the components of your ratable value metric is determined. Please also clarify how the metric normalizes the impact of different revenue recognition methodologies and what the amounts presented for each year represent.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

4.   We note your disclosure on page 30 regarding assumed cost reductions. Please disclose the extent of cost reductions required to maintain current margins.

Purchase and Lease Programs, page 66

5.   Please tell us why you deleted the disclosure regarding the output and efficiency performance of your fleet. It is unclear how investors can evaluate your disclosure regarding the guarantees without the performance disclosure.

Obligations to Lenders, page 75

6.   Please expand your response to prior comment 1 to tell us which exhibits disclose the required ratios and other covenants that must be satisfied in connection with the debt that you mention here and elsewhere in your prospectus, like on page 36 and 38.

Cost of Product Revenue, page 87

7.   Please clarify what you mean by "stack and column" operations and "hotbox cost."

Liquidity and Capital Resources, page 99

8.   Please expand your response to prior comment 4 to clarify how investors will know the aggregate amount to be received under the agreements that extend for the term of the project.

Contractual Obligations and Other Commitments, page 106

9.   Please tell us why you no longer identify the REC purchase commitment in this section given your disclosure regarding the commitment on page 113.

Revenue Recognition, page 108

10. Please reconcile the total of the amounts of electricity revenue described on page 111 with the total electricity revenue disclosed on page 92.

Customer Case Studies, page 130

11. Please tell us to whom the individual cited in the last sentence of this section provided the disclosed quote, and file the consent of the individual to your use of the statement. Also, it is unclear why your presentation of the quote in this context is appropriate; for example, it is unclear whether the Bloom Energy equipment was sheltered, or whether the quoted result was due in any material part to a reason unrelated to the equipment itself. Was other equipment in the same area significantly and adversely affected?

Customers are seeking an alternative to the unpredictable and rising price of grid power, page 131

12. We note your disclosure regarding providing competitive cost for electricity, like here and on page 6. Please balance those statements in context with your added disclosure on page 24 regarding electricity produced by your servers not being cost competitive in many geographic markets currently.

Technology, page 137

13. We note your response to prior comment 5. Please revise your reference to small amounts of carbon dioxide to provide more specific information regarding the amount of carbon dioxide produced and why you characterize the amount as small.

Non-Employee Director Compensation, page 152

14. We note your response to prior comment 6. Please provide the compensation disclosure in the form of the table required by Regulation S-K Item 402.

       You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.
       Fenwick & West LLP